Dreyfus BASIC California Municipal Money Market Fund

ANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC California Municipal Money Market Fund, covering the 12-month period from July 1, 2004, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually since June 30, 2004 — one day before the reporting period officially began — in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of tax-exempt money market instruments providing a much-needed boost to money market fund yields, which were at historically low levels at the beginning of the reporting period.

Given the recent economic data released on the U.S. economy, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC California Municipal Money Market Fund perform during the period?

For the 12-month period ended June 30, 2005, the fund's shares provided a yield of 1.33% and, after taking into account the effects of compounding, an effective yield of 1.34%.[1]

We attribute the fund's results to rising short-term interest rates as the Federal Reserve Board (the "Fed") moved away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from California issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in California's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower

yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

Just one day before the start of the reporting period, in response to signs of stronger economic growth, the Fed implemented its first increase of short-term interest rates in approximately four years. Although the economic recovery subsequently proved to be uneven and inflationary pressures remained relatively subdued despite surging energy prices, the Fed continued to move toward a more neutral monetary policy. Indeed, the Fed raised the overnight federal funds rate by 25 basis points at each of eight meetings of its Federal Open Market Committee, driving it from 1% on June 30, 2004, to 3.25% as of June 30, 2005. As short-term interest rates rose, so did yields of tax-exempt money market instruments.

However, tax-exempt money market securities rose less than taxable money market securities did, partly due to supply-and-demand factors that put downward pressure on yields. The volume of newly issued tax-exempt money market instruments declined during the reporting period compared to the same period one year ago. The recovering U.S. economy resulted in higher tax revenues for many states and municipalities, helping them balance their budgets and reducing their need to cover budget gaps with borrowed money. At the same time, demand for money market instruments appeared to grow as measured by an increase in assets held by U.S. money market funds.

California's fiscal environment improved markedly in the recovering economy, reducing the state's dependence on money raised through the issuance of short-term money market securities. In addition, the steps California took earlier in 2004, before the start of the reporting period, to address its fiscal crisis supported the reduction in newly issued money market securities during the first half of 2005.

In this rising-rate environment, we focused on money market instruments with relatively short maturities, as we believed it did not make sense to lock in yields at the long end of the money market range. Consequently, the percentage of the fund's assets allocated to variable-rate demand notes — floating-rate securities on which yields are reset daily or weekly — rose over the course of the reporting period, while the fund's allocation to longer-term municipal notes and bonds fell. To capture higher yields, we also invested a portion of the fund's assets in tax-exempt commercial paper with maturities in the two- to four-month range. In addition, we attempted to set the fund's weighted average maturity in a range that was either slightly shorter than or in line with industry averages. This strategy was designed to maintain the liquidity required to capture higher yields as they became available.

What is the fund's current strategy?

We currently expect the Fed to continue raising short-term interest rates during the second half of 2005. Therefore, we have continued to emphasize tax-exempt money market securities with short maturities. However, we remain watchful for opportunities to extend the fund's weighted average maturity beyond industry averages should opportunities arise to capture higher yields. In our judgment, these are prudent strategies as we move to the next phase of the economic cycle.

July 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC California Municipal Money Market Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,008.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.31
Ending value (after expenses)	$1,022.51

† *Expenses are equal to the fund's annualized expense ratio of .46%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005

Tax Exempt Investments−107.7%	Principal Amount ($)	Value ($)
Abag Finance Authority for Nonprofit Corporations COP, Refunding, VRDN (American Baptist Homes) 2.30% (LOC; U.S. Bank NA)	740,000 a	740,000
Alameda County Industrial Development Authority Industrial Revenue, VRDN (United Manufacturing Project) 2.31% (LOC; Wells Fargo Bank)	1,000,000 a	1,000,000
Big Bear Lake, Industrial Revenue, VRDN (Southwest Gas Corporation Project) 2.28% (LOC; KBC Bank)	5,400,000 a	5,400,000
State of California, GO Notes VRDN: 2.20% (LOC: Bank of America, Landesbank Hessen-Thueringen Girozentrale and Scotia Bank)	1,200,000 a	1,200,000
(Kindergarten University) 2.20% (LOC: Citigroup Inc. and California State Teachers Retirement)	2,900,000 a	2,900,000
California Infrastructure and Economic Development Bank Revenue: CP (Salvation Army West) 2.10%, 8/9/2005 (LOC; Bank of America)	600,000	600,000
(J Paul Getty Trust) 2.25%, 2/2/2006	2,200,000	2,200,000
California Pollution Control Financing Authority, PCR Refunding, VRDN (Pacific Gas and Electric Corp.) 2.25% (LOC; Bank One)	5,300,000 a	5,300,000
California State Department of Water Resources Power Supply Revenue, VRDN 2.20% (LOC; State Street Bank and Trust Co.)	1,300,000 a	1,300,000
California Statewide Communities Development Authority VRDN: (Chevron USA Inc. Project): PCR, Refunding 2.18%	1,000,000 a	1,000,000
SWDR 2.33%	2,340,000 a	2,340,000
Private Schools Revenue (St. Mary and All Angels School) 2.30% (LOC; Allied Irish Bank)	1,300,000 a	1,300,000
Charter MacFloater Certificates Trust I, VRDN 2.30% (Insured; MBIA and LOC: Bank of America, Bayerische Landesbank, Dexia Credit Locale, KBC Bank, Landesbank Baden-Wuerttemberg, Lloyds Bank and State Street Bank and Trust Co.)	4,000,000 a	4,000,000
City of Concord, MFMR, VRDN (Arcadian) 2.20% (Insured; FNMA)	1,950,000 a	1,950,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
CSUCI Financing Authority, College and University Revenue (Rental Housing) 1.60%, 8/1/2005 (LOC; Citigroup Inc.)	900,000	900,000
City of Fremont, GO Notes, TRAN 3%, 10/6/2005	1,600,000	1,605,901
Fremont Union High School District Santa Clara County TAN 4%, 7/6/2006	2,500,000	2,534,500
Grant Joint Union High School District, COP, VRDN Bridge Funding Program 2.20% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	900,000 [a]	900,000
City of Irvine, Revenue, VRDN (1915 Assessment District Number 97-17) 2.20% (LOC; State Street Bank and Trust Co.)	100,000 [a]	100,000
City of Los Angeles Wastewater System Revenue, Refunding 2.15%, 12/15/2005 (Insured; FGIC and Liquidity Facility; FGIC)	1,000,000	1,000,000
Los Angeles Community Redevelopment Agency MFHR, VRDN (Rental Academy Village Apartments) 2.25% (Insured; FHLMC and LOC; FHLMC)	2,500,000 [a]	2,500,000
Los Angeles County Housing Authority, MFHR, Refunding VRDN (Lincoln Malibu Meadows Project) 2.20% (Insured; FNMA)	3,200,000 [a]	3,200,000
Los Angeles Unified School District GO Notes, TRAN 3%, 9/1/2005	500,000	501,263
Metropolitan Water District of Southern California:		
Water Works Revenue, VRDN: 2.20% (Liquidity Facility; Landesbank Hessen-Thueringen)	1,400,000 [a]	1,400,000
2.68% (Liquidity Facility; Bayerische Hypo-Und Vereinsbank)	800,000 [a]	800,000
City of Oakland, COP, VRDN (Capital Equipment Project) 2.30% (LOC; Landesbank Hessen-Thueringen)	2,600,000 [a]	2,600,000
County of Orange, Apartment Development Revenue Refunding, VRDN (Aliso Creek Project) 2.17% (LOC; FHLMC)	3,100,000 [a]	3,100,000
Riverside County Housing Authority, MFMR Refunding, VRDN (Mountain View Apartments) 2.51% (LOC: FHLB and Redlands Federal Savings and Loans)	650,000 [a]	650,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Sacramento County Sanitation District Financing Authority Sewer Revenue, VRDN 2.25% (LOC; Bank of America)	1,300,000 [a]	1,300,000
San Diego Housing Authority, MFHR, Refunding, VRDN (Paseo) 2.17% (LOC; FHLMC)	2,500,000 [a]	2,500,000
San Francisco City and County Finance Corporation LR, VRDN (Moscone Center Expansion Project) 2.20% (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.)	3,200,000 [a]	3,200,000
City of Stockton, MFHR, VRDN (Mariners Pointe Association) 2.25% (LOC; Credit Suisse First Boston)	2,400,000 [a]	2,400,000
Southern California Public Power Authority, Power Revenue Refunding, VRDN (Southern Transmission Project) 2.22% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	5,000,000 [a]	5,000,000
City of Union, MFHR, Refunding, VRDN (Mission Sierra) 2.20% (Insured; FNMA)	1,200,000 [a]	1,200,000
University of Regents California, Revenue, CP 2.82%, 7/13/2005 (LOC; JPMorgan Chase Bank)	3,000,000	3,000,000
Ventura County Public Finance Authority, LR, CP: 2.50%, 9/8/2005 (LOC; Scotia Bank) 2.85%, 10/3/2005 (LOC; Scotia Bank)	3,100,000 3,000,000	3,100,000 3,000,000
Total Investments (cost $77,721,664)	**107.7%**	**77,721,664**
Liabilities, Less Cash and Receivables	**(7.7%)**	**(5,580,642)**
Net Assets	**100.0%**	**72,141,022**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
COP	Certificate of Participation	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLB	Federal Home Loan Bank	**MFHR**	Multi-Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**MFMR**	Multi-Family Mortgage Revenue
		PCR	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	**100.0**

[†] *Based on total investments.*
[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	77,721,664	77,721,664
Cash		79,438
Interest receivable		210,973
		78,012,075
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		27,209
Bank loan payable–Note 3		3,190,000
Payable for investment securities purchased		2,534,500
Dividend payable		118,668
Interest payable–Note 3		676
		5,871,053
Net Assets ($)		**72,141,022**
Composition of Net Assets ($):		
Paid-in capital		72,141,993
Accumulated net realized gain (loss) on investments		(971)
Net Assets ($)		**72,141,022**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		72,141,993
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended June 30, 2005

Investment Income ($):	
Interest Income	**1,295,857**
Expenses:	
Management fee–Note 2	319,859
Interest expense–Note 3	4,135
Total Expenses	**323,994**
Investment Income–Net, representing net increase in net assets resulting from operations	**971,863**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended June 30,	
	2005	2004
Operations ($):		
Invesment Income−Net, representing net increase in net assets resulting from operations	**971,863**	**398,811**
Dividends to Shareholders from ($):		
Investment income−net	**(971,863)**	**(398,811)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	191,148,694	228,466,399
Dividends reinvested	485,564	223,656
Cost of shares redeemed	(177,283,848)	(246,292,308)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**14,350,410**	**(17,602,253)**
Total Increase (Decrease) in Net Assets	**14,350,410**	**(17,602,253)**
Net Assets ($):		
Beginning of Period	57,790,612	75,392,865
End of Period	**72,141,022**	**57,790,612**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.014	.005	.008	.013	.030
Distributions:					
Dividends from investment income–net	(.014)	(.005)	(.008)	(.013)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.34	.53	.84	1.36	3.03
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.46	.45	.45	.46	.47
Ratio of net investment income to average net assets	1.37	.52	.83	1.36	2.97
Net Assets, end of period ($ x 1,000)	72,141	57,791	75,393	81,494	88,500

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC California Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and California state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At June 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $971 is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to June 30, 2005. If not applied, $303 of the carryover expires in fiscal 2008 and $668 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended June 30, 2005 and June 30, 2004, were all tax exempt income.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions With Affiliates:

Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the

non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $27,209.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2005 was approximately $159,800 with a related weighted average annualized interest rate of 2.59%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims.

Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Compliant in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC California Municipal Money Market Fund (the "Fund") of The Dreyfus/Laurel Tax-Free Municipal Funds, including the statement of investments, as of June 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC California Municipal Money Market Fund of The Dreyfus/Laurel Tax-Free Municipal Funds as of June 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

New York, New York
August 5, 2005

KPMG LLP

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended June 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are California residents, California personal income taxes).

At separate meetings of the Trust's Board of Trustees held on March 29-30, 2005, the Board considered the re-approval for another one year term of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "Independent Trustees")) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on comparisons to groups of comparable funds and iMoneyNet and Lipper averages, and discussed the results of the comparisons. The Board

members considered that while the fund's performance was generally lower than the average of the fund's first comparison group, the fund's performance was generally higher than the fund's second comparison group and iMoneyNet category averages, noting, in particular, the fund's strong one-, three-, five- and ten-year rankings.

The Board members reviewed the range of management fees and expense ratios in each comparison group and discussed the fund's management fee and expense ratio, noting its "unitary fee" structure. They noted that while the fund's expense ratio was slightly higher than the average of the fund's first comparison group, the fund's expense ratio was lower than the fund's second comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates (the "Similar Funds") with similar investment objectives, policies and strategies as the fund and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in managing and providing other services to the Similar Funds as compared to managing and providing other services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. Noting the unitary fee structure of the fund, the Board concluded that the Similar Funds had expense ratios that were both higher and lower than the fund's expense ratio. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee and expense ratio. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the management and other services provided. The Board noted that there were no separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated to, and
profit received by, the Manager and the method used to determine such
expenses and profit. The Board received and considered information
prepared by an independent consulting firm regarding the Manager's
approach to allocating costs to and determining the profitability of
individual funds and the entire mutual fund complex of the Manager.
The consulting firm also analyzed where any economies of scale might
emerge as assets grow. The Board members evaluated the analysis in
light of the relevant circumstances for the fund, including the extent to
which economies of scale would be realized as the fund grows and
whether fee levels reflect these economies of scale for the benefit of
fund investors. The Board members also considered potential benefits
to Dreyfus from acting as investment adviser and noted that there were
no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's
profitability with respect to the fund as part of their evaluation of
whether the fee under the Management Agreement bears a reasonable
relationship to the mix of services provided by the Manager, including
the nature, extent and quality of such services and that a discussion of
economies of scale is predicated on increasing assets and that, if the
fund's assets had not been increasing, the possibility that the Manager
may have realized any economies of scale would be less. It also was
noted that the profitability percentage for managing the fund was
within ranges determined by appropriate court cases to be reasonable
given the services rendered and given the fund's overall performance
and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent
Trustees expressed the opinion that he or she had been furnished with
sufficient information to make an informed business decision with
respect to continuation of the fund's Management Agreement. Based
on the discussions and considerations as described above, the Board
made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Stephen J. Lockwood (58)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

——————————

Roslyn Watson (55)
Board Member (1992)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

——————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-America, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 23 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
California Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0307AR0605

Dreyfus BASIC Massachusetts Municipal Money Market Fund

ANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC Massachusetts Municipal Money Market Fund, covering the 12-month period from July 1, 2004, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually since June 30, 2004 — one day before the reporting period officially began — in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of tax-exempt money market instruments providing a much-needed boost to money market fund yields, which were at historically low levels at the beginning of the reporting period.

Given the recent economic data released on the U.S. economy, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC Massachusetts Municipal Money Market Fund perform during the period?

For the 12-month period ended June 30, 2005, the fund's shares provided a yield of 1.33% and, after taking into account the effects of compounding, an effective yield of 1.34%.[1]

We attribute the fund's results to rising short-term interest rates as the Federal Reserve Board (the "Fed") moved away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from Massachusetts issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in Massachusetts' short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower

yields, we may increase the fund's average weighted maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral average weighted maturity.

What other factors influenced the fund's performance?

Just one day before the start of the reporting period, in response to signs of stronger economic growth, the Fed implemented its first increase of short-term interest rates in approximately four years. Although the economic recovery subsequently proved to be uneven and inflationary pressures remained relatively subdued despite surging energy prices, the Fed continued to move toward a more neutral monetary policy. Indeed, the Fed raised the overnight federal funds rate by 25 basis points at each of eight meetings of its Federal Open Market Committee, driving it from 1% on June 30, 2004, to 3.25% as of June 30, 2005. As short-term interest rates rose, so did yields of tax-exempt money market instruments.

However, tax-exempt money market securities rose less than taxable money market securities did, partly due to supply-and-demand factors that put downward pressure on yields. The volume of newly issued tax-exempt money market instruments declined during the reporting period compared to the same period one year ago. The recovering U.S. economy resulted in higher tax revenues for many states and municipalities, helping them balance their budgets and reducing their need to cover budget gaps with borrowed money. At the same time, demand for money market instruments appeared to grow as measured by an increase in assets held by U.S. money market funds.

Massachusetts' fiscal environment improved in the recovering economy, relieving much of the fiscal pressure the state had experienced during the downturn. In fact, the state ended its most recent fiscal year with a budget surplus that approached record levels, and one of the major bond rating agencies upgraded Massachusetts' credit rating for its longer-term debt during the reporting period.

In this rising-rate environment, we focused on money market instruments with relatively short maturities, as we believed it did not make sense to lock in yields at the long end of the money market range. Consequently, the percentage of the fund's assets allocated to variable-rate demand notes — floating-rate securities on which yields are reset daily or weekly — rose over the course of the reporting period, while the fund's allocation to longer-term municipal notes and bonds fell. To capture higher yields, we also invested a portion of the fund's assets in tax-exempt commercial paper with maturities in the two- to four-month range. In addition, we attempted to set the fund's weighted average maturity in a range that was either slightly shorter than or in line with industry averages. This strategy was designed to maintain the liquidity required to capture higher yields as they became available.

What is the fund's current strategy?

We currently expect the Fed to continue raising short-term interest rates during the second half of 2005. Therefore, we have continued to emphasize tax-exempt money market securities with short maturities. However, we remain watchful for opportunities to extend the fund's weighted average maturity beyond industry averages should opportunities arise to capture higher yields. In our judgment, these are prudent strategies as we move to the next phase of the economic cycle.

July 15, 2005

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Massachusetts Municipal Money Market Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,008.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.31
Ending value (after expenses)	$1,022.51

† *Expenses are equal to the fund's annualized expense ratio of .46%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2005

Tax Exempt Investments−103.2%	Principal Amount ($)	Value ($)
Town of Acushnet, GO Notes, BAN 3%, 8/12/2005	1,700,000	1,700,890
Canton Housing Authority, MFHR, Refunding, VRDN (Canton Arboretum Apartments) 2.25% (Insured; FNMA)	6,665,000 a	6,665,000
Duxbury, GO Notes, BAN 3.25%, 1/13/2006	3,000,000	3,015,750
Marion, GO Notes, BAN 2.50%, 7/15/2005	3,418,971	3,419,650
State of Massachusetts, GO Notes, VRDN: (Central Artery) 2.31% (Liquidity Facility; Landesbank Baden-Wuerttemberg)	800,000 a	800,000
Refunding: 2.23% (Liquidity Facility; Landesbank Hessen Thuringen Girozentrale)	2,200,000 a	2,200,000
2.43% (Liquidity Facility; Landesbank Hessen Thuringen Girozentrale)	2,600,000 a	2,600,000
Massachusetts Bay Transportation Authority General Transportation Systems, GO Notes, VRDN 2.22% (Liquidity Facility; WestLB AG)	6,000,000 a	6,000,000
Massachusetts Development Finance Agency: CP, EDR: 2.68%, 7/5/2005 (LOC; Bank of America)	2,452,000	2,452,000
2.25%, 8/30/2005 (LOC; Wachovia Bank)	2,000,000	2,000,000
VRDN: College and University Revenue, Refunding (Smith College) 2.16%	5,900,000 a	5,900,000
Private Schools Revenue: (Dexter School Project) 2.27% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1,000,000 a	1,000,000
(Meadowbrook School) 2.28% (LOC; Allied Irish Banks)	1,500,000 a	1,500,000
(Worcester Academy) 2.30% (LOC; Allied Irish Banks)	3,000,000 a	3,000,000
SWDR (Newark Group Project) 2.33% (LOC; JPMorgan Chase Bank)	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority: VRDN: College and University Revenue: (Amherst College) 2.10%	1,500,000 a	1,500,000
(Boston University) 2.18% (LOC; State Street Bank and Trust Co.)	2,700,000 a	2,700,000
(Emmanuel College) 2.28% (LOC; Allied Irish Banks)	4,900,000 a	4,900,000
(Harvard University) 2.10%	2,800,000 a	2,800,000
(Massachusetts Institute of Technology) 2.14%	5,200,000 a	5,200,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities		
Authority (continued):		
VRDN (continued):		
College and University Revenue (continued):		
(University of Massachusetts) 2.22%		
(LOC; Dexia Credit Locale)	3,200,000 a	3,200,000
(Williams College) 2.16%	5,000,000 a	5,000,000
Health Care Facilities Revenue:		
(Falmouth Assisted Living)		
2.31% (LOC; Bank of America)	360,000 a	360,000
(Hallmark Health Systems)		
2.26% (Insured; FSA and Liquidity Facility;		
Bank of America)	2,800,000 a	2,800,000
(Newton Wellesley Hospital)		
2.15% (Insured; MBIA and Liquidity Facility; Helaba)	100,000 a	100,000
(Partners Healthcare Systems):		
2.26% (Insured; FSA and Liquidity Facility:		
Bayerische Landesbank and JPMorgan		
Chase Bank)	7,000,000 a	7,000,000
2.30% (Insured; FSA and Liquidity Facility:		
Bayerische Landesbank and JPMorgan		
Chase Bank)	2,000,000 a	2,000,000
Refunding (Fairview Extended Credit Services)		
2.28% (LOC; Bank of America)	1,895,000 a	1,895,000
(Wellesley College) 2.17%	4,875,000 a	4,875,000
Revenue:		
2.31% (Insured; FGIC and Liquidity		
Facility; JPMorgan Chase Bank)	5,405,000 a	5,405,000
Capital Asset Program:		
2.29%, Series B (Insured; MBIA and Liquidity		
Facility; State Street Bank and Trust Co.)	700,000 a	700,000
2.29%, Series C (Insured; MBIA and Liquidity		
Facility; State Street Bank and Trust Co.)	1,400,000 a	1,400,000
2.35%, Series D (Insured; MBIA and Liquidity		
Facility; State Street Bank and Trust Co.)	1,160,000 a	1,160,000
2.50%, Series M (LOC; Royal Bank of Scotland)	2,000,000 a	2,000,000
(Essex Museum) 2.54%		
(LOC; Royal Bank of Scotland)	7,000,000 a	7,000,000
Massachusetts Housing Finance Agency, Housing Revenue		
VRDN 2.22% (Insured; FSA and Liquidity		
Facility; Dexia Credit Locale)	1,200,000 a	1,200,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Industrial Finance Agency, VRDN:		
College and University Revenue		
(Milton Academy) 2.28% (Insured; MBIA		
and Liquidity Facility; Bank of America)	1,500,000 [a]	1,500,000
Health Care Facilities Revenue (Orchard Cove Inc.)		
2.22% (LOC; Bank of America)	2,200,000 [a]	2,200,000
Massachusetts Water Resource Authority, Water Revenue,		
VRDN (Multi-Modal):		
2.17% (LOC; Helaba)	3,300,000 [a]	3,300,000
Refunding:		
2.26% (Insured; FGIC and Liquidity Facility;		
Bayeriche Landesbank)	4,200,000 [a]	4,200,000
2.48% (LOC; Landesbank Hessen		
Thuringen Girozentrale)	6,300,000 [a]	6,300,000
North Andover, GO Notes, BAN 3%, 7/6/2005	1,000,000	1,000,175
North Southboro Regional School Distict		
GO Notes, BAN 3%, 10/27/2005	3,500,000	3,512,990
Waltham, GO Notes, BAN 3.25%, 11/15/2005	3,000,000	3,011,929
Worcester, GO Notes, BAN 3.75%, 9/16/2005	3,845,000	3,854,527
Total Investments (cost $135,327,911)	**103.2%**	**135,327,911**
Liabilities, Less Cash and Receivables	**(3.2%)**	**(4,165,451)**
Net Assets	**100.0%**	**131,162,460**

Summary of Abbreviations

BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Corporation		
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.9
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	3.1
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	135,327,911	135,327,911
Cash		53,824
Interest receivable		597,151
Receivable for investment securities sold		400,000
		136,378,886
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2		47,228
Bank loan payable—Note 3		4,940,000
Dividend payable		207,199
Payable for shares of Beneficial Interest redeemed		20,002
Interest payable—Note 3		1,997
		5,216,426
Net Assets ($)		**131,162,460**
Composition of Net Assets ($):		
Paid-in capital		131,162,460
Net Assets ($)		**131,162,460**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		131,173,545
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended June 30, 2005

Investment Income ($):	
Interest Income	**2,510,208**
Expenses:	
Management fee–Note 2	640,448
Interest expense–Note 3	6,487
Total Expenses	**646,935**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,863,273**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended June 30, | |
	2005	2004
Operations ($):		
Investment income–net	1,863,273	731,242
Net realized gain (loss) from investments	–	26,355
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,863,273**	**757,597**
Dividends to Shareholders from ($):		
Investment income–net	**(1,889,628)**	**(731,242)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	292,665,218	273,711,156
Dividends reinvested	304,687	141,466
Cost of shares redeemed	(303,711,498)	(294,679,012)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(10,741,593)**	**(20,826,390)**
Total Increase (Decrease) in Net Assets	**(10,767,948)**	**(20,800,035)**
Net Assets ($):		
Beginning of Period	141,930,408	162,730,443
End of Period	**131,162,460**	**141,930,408**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.013	.005	.009	.014	.032
Distributions:					
Dividends from investment income−net	(.013)	(.005)	(.009)	(.014)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.34	.53	.87	1.41	3.29
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.45	.45	.45	.45	.46
Ratio of net investment income to average net assets	1.33	.53	.87	1.38	3.22
Net Assets, end of period ($ x 1,000)	131,162	141,930	162,730	168,601	138,047

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Massachusetts Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal and Massachusetts state income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the commonwealth and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At June 30, 2005, the component of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal periods ended June 30, 2005 and June 30, 2004, were all tax exempt income.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee And Other Transactions With Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurels Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $47,228.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2005 was approximately $213,600 with a related weighted average annualized interest rate of 3.04%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to

pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Compliant in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC Massachusetts Municipal Money Market Fund of The Dreyfus/Laurel Tax-Free Municipal Funds, including the statement of investments, as of June 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC Massachusetts Municipal Money Market Fund of The Dreyfus/Laurel Tax-Free Municipal Funds as of June 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
August 5, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended June 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes).

At separate meetings of the Trust's Board of Trustees held on March 29-30, 2005, the Board considered the re-approval for another one year term of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "Independent Trustees")) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on

comparisons to groups of comparable funds and iMoneyNet and Lipper averages, and discussed the results of the comparisons. The Board members considered that while the fund's performance was generally lower than the performance of the only other fund in its first comparison group, the fund's performance was generally higher than the fund's second comparison group and iMoneyNet category averages, noting, in particular, the fund's strong one-, three-, five- and ten-year rankings.

The Board members reviewed the range of management fees and expense ratios in each comparison group and discussed the fund's management fee and expense ratio, noting its "unitary fee" structure. They noted that while the fund's expense ratio was slightly higher than the only other fund in the fund's first comparison group, it was the lowest in the fund's second comparison group and below the Lipper category average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by another mutual fund managed by the Manager (the "Similar Fund") with similar investment objectives, policies and strategies as the fund and explained the nature of the Similar Fund and the differences, from the Manager's perspective, in managing and providing other services to the Similar Fund as compared to managing and providing other services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. Noting the "unitary fee" structure of the fund, the Board concluded that the Similar Fund had an expense ratio that was higher than the fund's expense ratio. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee and expense ratio. The Board acknowledged that differences in fees paid by the Similar Fund seemed to be consistent with the management and

other services provided. The Board noted that there were no separate accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated to, and profit received by, the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to and determining the profitability of individual funds and the entire mutual fund complex of the Manager. The consulting firm also analyzed where any economies of scale might emerge as assets grow. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had not been increasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's overall performance.

- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Stephen J. Lockwood (58)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
- Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
- BDML Holdings, an insurance company, Chairman of the Board
- Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

——————————

Roslyn Watson (55)
Board Member (1992)

Principal Occupation During Past 5 Years:
- Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
- American Express Centurion Bank, Director
- The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
- National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

——————————

Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
- President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
- Boston College, Associate Trustee
- The Greater Boston Chamber of Commerce, Director
- Mass. Development, Director
- Commonwealth Institute, Director
- Efficacy Institute, Director
- PepsiCo African-America, Advisory Board
- The Boston Foundation, Director
- Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 23 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus BASIC
Massachusetts Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

0715AR0605

Dreyfus BASIC
New York
Municipal Money
Market Fund

ANNUAL REPORT June 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC New York Municipal Money Market Fund, covering the 12-month period from July 1, 2004, through June 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, J. Christopher Nicholl.

The Federal Reserve Board continued to raise short-term interest rates steadily and gradually since June 30, 2004 — one day before the reporting period officially began — in its ongoing effort to move away from its previously accommodative monetary policy. As the federal funds rate climbed, so have yields of tax-exempt money market instruments providing a much-needed boost to money market fund yields, which were at historically low levels at the beginning of the reporting period.

Given the recent economic data released on the U.S. economy, most analysts currently believe that the Fed is likely to continue to raise short-term interest rates until they reach a level that neither stimulates nor restricts economic activity. This view is consistent with that of our economists, who are calling for the U.S. economy to continue to grow over the foreseeable future without significant new inflationary pressures. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2005



DISCUSSION OF FUND PERFORMANCE

J. Christopher Nicholl, Portfolio Manager

How did Dreyfus BASIC New York Municipal Money Market Fund perform during the period?

For the 12-month period ended June 30, 2005, the fund's shares provided a yield of 1.33% and, after taking into account the effects of compounding, an effective yield of 1.34%.

We attribute the fund's results to rising short-term interest rates as the Federal Reserve Board (the "Fed") moved away from its accommodative monetary policy of the past several years.

What is the fund's investment approach?

The fund seeks to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. To pursue this objective, we attempt to add value by selecting the individual tax-exempt money market instruments from New York issuers that we believe are most likely to provide high tax-exempt current income, while focusing on credit risk. We also actively manage the fund's weighted average maturity in anticipation of interest-rate and supply-and-demand changes in New York's short-term municipal marketplace.

Rather than focusing on economic or market trends, we search for securities that, in our opinion, will help us enhance the fund's yield.

The management of the fund's weighted average maturity uses a more tactical approach. If we expect the supply of securities to increase temporarily, we may reduce the fund's weighted average maturity to make cash available for the purchase of higher-yielding securities. This is due to the fact that yields tend to rise temporarily if issuers are competing for investor interest. If we expect demand to surge at a time when we anticipate little issuance and therefore lower

yields, we may increase the fund's weighted average maturity to maintain current yields for as long as practical. At other times, we try to maintain a neutral weighted average maturity.

What other factors influenced the fund's performance?

Just one day before the start of the reporting period, in response to signs of stronger economic growth, the Fed implemented its first increase of short-term interest rates in approximately four years. Although the economic recovery subsequently proved to be uneven and inflationary pressures remained relatively subdued despite surging energy prices, the Fed continued to move toward a more neutral monetary policy. Indeed, the Fed raised the overnight federal funds rate by 25 basis points at each of eight meetings of its Federal Open Market Committee, driving it from 1% on June 30, 2004, to 3.25% as of June 30, 2005. As short-term interest rates rose, so did yields of tax-exempt money market instruments.

However, tax-exempt money market securities rose less than taxable money market securities did, partly due to supply-and-demand factors that put downward pressure on yields. The volume of newly issued tax-exempt money market instruments declined during the reporting period compared to the same period one year ago. The recovering U.S. economy resulted in higher tax revenues for many states and municipalities, helping them balance their budgets and reducing their need to cover budget gaps with borrowed money. At the same time, demand for money market instruments appeared to grow as measured by an increase in assets held by U.S. money market funds.

New York's fiscal environment improved in the recovering economy, reducing the state's dependence on money raised through the issuance of short-term money market securities. The City of New York made particular progress, resulting in a credit-rating upgrade in May 2005 from one of the major bond rating agencies for the city's longer-term debt.

In this rising-rate environment, we focused on money market instruments with relatively short maturities, as we believed it did not make sense to lock in yields at the long end of the money market range. Consequently, the percentage of the fund's assets allocated to variable-rate demand notes — floating-rate securities on which yields are reset daily or weekly — rose over the course of the reporting period, while the fund's allocation to longer-term municipal notes and bonds fell. To capture higher yields, we also invested a portion of the fund's assets in tax-exempt commercial paper with maturities in the two- to four-month range. In addition, we attempted to set the fund's weighted average maturity in a range that was either slightly shorter than or in line with industry averages. This strategy was designed to maintain the liquidity required to capture higher yields as they became available.

What is the fund's current strategy?

We currently expect the Fed to continue raising short-term interest rates during the second half of 2005. Therefore, we have continued to emphasize tax-exempt money market securities with short maturities. However, we remain watchful for opportunities to extend the fund's weighted average maturity beyond industry averages should opportunities arise to capture higher yields. In our judgment, these are prudent strategies as we move to the next phase of the economic cycle.

July 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New York Municipal Money Market Fund from January 1, 2005 to June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.24
Ending value (after expenses)	$1,008.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2005

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† Expenses are equal to the fund's annualized expense ratio of .45%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

Tax Exempt Investments−98.7%	Principal Amount ($)	Value ($)
Erie County, GO Notes, RAN		
3%, 7/13/2005	3,600,000	3,601,689
Great Neck North Water Authority, Water System Revenue		
VRDN 2.35% (Insured; FGIC and Liquidity Facility;		
State Street Bank & Trust Co.)	6,800,000 a	6,800,000
Jay Street Development Corporation		
LR, VRDN (Jay Street Project)		
2.23% (LOC; Depfa Bank PLC)	3,000,000 a	3,000,000
Long Island Power Authority, Electric System Revenue, CP		
2.68%, 8/12/2005 (LOC; HSH Nordbank)	10,000,000	10,000,000
Metropolitan Transportation Authority, Revenue		
VRDN 2.24% (Insured; FSA and		
Liquidity Facility; Dexia Credit Locale)	4,180,000 a	4,180,000
Monroe County Airport Authority, Airport Revenue		
VRDN 2.33% (Insured; MBIA and Liquidity Facility;		
Merrill Lynch)	4,900,000 a	4,900,000
Monroe County Industrial Development Agency		
Civic Facility Revenue, VRDN		
(St. Ann's Home for the Aged Project)		
2.24% (LOC; HSBC Bank USA)	11,200,000 a	11,200,000
New York City, GO Notes, VRDN:		
2.17%, Series A-4 (LOC; Bayerische Landesbank)	3,300,000 a	3,300,000
2.17%, Series H-1 (LOC; Bank of New York)	2,600,000 a	2,600,000
2.23%, Series B-8 (LOC; Bayerische Landesbank)	5,505,000 a	5,505,000
2.23%, Series F-5 (LOC; Bayerische Landesbank)	5,385,000 a	5,385,000
2.25%, Series A-10 (LOC; JPMorgan Chase Bank)	2,800,000 a	2,800,000
2.25%, Series E-2 (LOC; JPMorgan Chase Bank)	3,000,000 a	3,000,000
2.26%, Series E-4 (LOC; State Street Bank & Trust Co.)	12,275,000 a	12,275,000
2.28%, Series A-5 (LOC; HSBC Bank USA)	10,000,000 a	10,000,000
New York City Housing Development Corporation, VRDN:		
Mortgage Revenue		
(Residential East 17th Street) 2.26% (LOC: Commerce		
Bank and Rabobank Nederland)	18,600,000 a	18,600,000
Multi-Family Rental Housing Revenue:		
(Monterey) 2.20% (Insured; FNMA)	10,000,000 a	10,000,000
(West 89th Street Development)		
2.25% (LOC; FNMA)	14,000,000 a	14,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York City Municipal Water Finance Authority Water and Sewer System Revenue, VRDN:		
2.25% (Liquidity Facility; Bayerische Landesbank)	13,100,000 [a]	13,100,000
2.34% (Insured; FGIC and Liquidity Facility; FGIC)	6,700,000 [a]	6,700,000
New York City Transitional Finance Authority, Revenue VRDN 2.23% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	14,000,000 [a]	14,000,000
New York State, GO Notes:		
1.58%, 8/4/2005 (LOC; Dexia Credit Locale)	6,500,000	6,500,000
1.75%, 8/4/2005 (LOC; WestLB AG)	5,500,000	5,500,000
New York State Dormitory Authority Revenue, VRDN:		
(Cornell University)		
2.18% (Liquidity Facility; JPMorgan Chase Bank)	8,580,000 [a]	8,580,000
(New York Foundling Charitable Corp.)		
2.24% (LOC; Allied Irish Bank)	12,715,000 [a]	12,715,000
(North Shore–Long Island Jewish)		
3.05% (LOC; Citibank N.A.)	9,000,000 [a]	9,000,000
New York State Energy Research and Development Authority, Revenue, VRDN (Consolidated Edison Company)		
2.27% (LOC; Citibank N.A.)	9,700,000 [a]	9,700,000
New York State Housing Finance Agency, Revenue VRDN:		
(Historic Front Street)		
2.27% (LOC; Bank of New York)	5,000,000 [a]	5,000,000
(Normandie Court I Project)		
2.20% (LOC; Landesbank Hessen-Thuringen Girozentrale)	10,850,000 [a]	10,850,000
New York State Local Government Assistance Corporation, VRDN:		
Revenue		
2.10% (LOC; Societe Generale)	16,100,000 [a]	16,100,000
Sales Tax Revenue		
2.20% (LOC: Bayerische Landesbank and WestLB AG)	13,500,000 [a]	13,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York State Thruway Authority, Revenue, BAN 2.25%, 10/6/2005	12,000,000	12,001,495
Orange County Industrial Development Agency Civic Facility Revenue, VRDN (Horton Medical Center Project) 2.20% (Insured; FSA and Liquidity Facility; Bank of America)	9,400,000 [a]	9,400,000
Putnam County, GO Notes, TAN 3.25%, 12/14/2005	6,900,000	6,934,842
Rensselaer County Industrial Development Agency Civic Facility Revenue, VRDN (Polytech Institute Project) 2.35%	3,300,000 [a]	3,300,000
Triborough Bridge and Tunnel Authority, Revenue VRDN 2.23% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Company)	3,500,000 [a]	3,500,000
Troy Industrial Development Authority Civic Facility Revenue, VRDN (Rensselaer Polytech Institute) 2.35%	6,750,000 [a]	6,750,000
Total Investments (cost $304,278,026)	**98.7%**	**304,278,026**
Cash and Receivables (Net)	**1.3%**	**4,043,918**
Net Assets	**100.0%**	**308,321,944**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		LOC	Letter of Credit
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CP	Commercial Paper	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	97.7
Not Rated[b]		Not Rated[b]		Not Rated[b]	2.3
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	304,278,026	304,278,026
Cash		1,991,909
Receivable for investment securities sold		1,903,374
Interest receivable		1,068,508
		309,241,817
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2		112,935
Dividend payable		471,099
Bank loan payable–Note 3		335,000
Interest payable–Note 3		839
		919,873
Net Assets ($)		**308,321,944**
Composition of Net Assets ($):		
Paid-in capital		308,321,954
Accumulated net realized gain (loss) on investments		(10)
Net Assets ($)		**308,321,944**
Shares Outstanding		
(unlimited number of shares of Beneficial Interest authorized)		308,321,954
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended June 30, 2005

Investment Income ($):	
Interest Income	**5,386,569**
Expenses:	
Management fee–Note 2	1,357,355
Interest expense–Note 3	6,670
Total Expenses	**1,364,025**
Investment Income–Net, representing net increase in net assets resulting from operations	**4,022,544**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended June 30,	
	2005	2004
Operations ($):		
Investment Income−Net, Representing net increase in net assets resulting from operations	**4,022,544**	**1,686,640**
Dividends to Shareholders from ($):		
Investment income−net	**(4,022,544)**	**(1,686,640)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	246,103,541	243,793,743
Dividends reinvested	3,588,803	1,459,954
Cost of shares redeemed	(244,022,423)	(282,690,200)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**5,669,921**	**(37,436,503)**
Total Increase (Decrease) in Net Assets	**5,669,921**	**(37,436,503)**
Net Assets ($):		
Beginning of Period	302,652,023	340,088,526
End of Period	**308,321,944**	**302,652,023**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended June 30,				
	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.013	.005	.009	.014	.032
Distributions:					
Dividends from investment income–net	(.013)	(.005)	(.009)	(.014)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.34	.52	.86	1.36	3.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.45	.45	.45	.45	.46
Ratio of net investment income to average net assets	1.33	.52	.86	1.36	3.21
Net Assets, end of period ($ x 1,000)	308,322	302,652	340,089	343,032	364,267

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New York Municipal Money Market Fund (the "fund") is a separate non-diversified series of The Dreyfus/Laurel Tax-Free Municipal Funds (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering three series including the fund. The fund's investment objective is to provide a high level of current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is

earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

(c) Concentration of risk: The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

All cash balances were maintained with the Custodian, Mellon Bank, N.A.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended, (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain, if any, sufficient to relieve it from substantially all federal income and excise taxes.

At June 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the periods ended June 30, 2005 and June 30, 2004, were all tax exempt income.

At June 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .45% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Funds Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $112,935.

NOTE 3—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2005, was approximately $249,300 with a related weighted average annualized interest rate of 2.67%.

NOTE 4—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1

and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. In November 2004, all named defendants moved to dismiss the Amended Compliant in whole or substantial part. Briefing was completed in May 2005.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have audited the accompanying statement of assets and liabilities of Dreyfus BASIC New York Municipal Money Market Fund of The Dreyfus/Laurel Tax-Free Municipal Funds, including the statement of investments, as of June 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC New York Municipal Money Market Fund of The Dreyfus/Laurel Tax-Free Municipal Funds as of June 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
August 5, 2005

20

IMPORTANT TAX INFORMATION _(Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended June 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New York residents, New York state and New York city personal income taxes).

At separate meetings of the Trust's Board of Trustees held on March 29-30, 2005, the Board considered the re-approval for another one year term of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "Independent Trustees")) of the Trust were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and expense ratios and placed significant emphasis on comparisons to groups of comparable funds and iMoneyNet and Lipper

averages, and discussed the results of the comparisons. The Board members considered that while the fund's performance was generally lower than the average of the fund's first comparison group, the fund's performance was generally higher than the fund's second comparison group and iMoneyNet category averages, noting, in particular, the fund's strong one-, three-, five- and ten-year rankings.

The Board members reviewed the range of management fees and expense ratios in each comparison group and discussed the fund's management fee and expense ratio, noting its "unitary fee" structure. They noted that while the fund's expense ratio was slightly higher than the average of the fund's first comparison group, the fund's expense ratio was lower than the fund's second comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates (the "Similar Funds") with similar investment objectives, policies and strategies as the fund and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in managing and providing other services to the Similar Funds as com- pared to managing and providing other services to the fund. The Manager's representatives also reviewed the costs associated with distri- bution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided. Noting the unitary fee structure of the fund, the Board concluded that the Similar Funds had expense ratios that were both higher and lower than the fund's expense ratio. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee and expense ratio. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the management and other services provided. The Board noted that there were no separate accounts managed by the Manager or its affiliates with similar invest- ment objectives, policies and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated to, and
profit received by, the Manager and the method used to determine
such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the
Manager's approach to allocating costs to and determining the profitability of individual funds and the entire mutual fund complex of the
Manager. The consulting firm also analyzed where any economies of
scale might emerge as assets grow. The Board members evaluated the
analysis in light of the relevant circumstances for the fund, including
the recent decline in assets and the extent to which economies of scale
would be realized as the fund grows and whether fee levels reflect
these economies of scale for the benefit of fund investors. The Board
members also considered potential benefits to Dreyfus from acting as
investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's
profitability with respect to the fund as part of their evaluation of
whether the fee under the Management Agreement bears a reasonable
relationship to the mix of services provided by the Manager, including
the nature, extent and quality of such services and that a discussion of
economies of scale is predicated on increasing assets and that, if the
fund's assets had not been increasing, the possibility that the Manager
may have realized any economies of scale would be less. It also was
noted that the profitability percentage for managing the fund was
within ranges determined by appropriate court cases to be reasonable
given the services rendered and given the fund's overall performance
and generally superior service levels provided.

At the conclusion of these discussions, each of the Independent
Trustees expressed the opinion that he or she had been furnished with
sufficient information to make an informed business decision with
respect to continuation of the fund's Management Agreement. Based
on the discussions and considerations as described above, the Board
made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that, to the extent that material economies of scale had not been shared with the fund, the Board would seek to do so.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Stephen J. Lockwood (58)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)
• Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)

Other Board Memberships and Affiliations:
• BDML Holdings, an insurance company, Chairman of the Board
• Affiliated Managers Group, an investment management company, Director

No. of Portfolios for which Board Member Serves: 23

——————————

Roslyn Watson (55)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 23

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Benaree Pratt Wiley (59)
Board Member (1998)

Principal Occupation During Past 5 Years:
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)

Other Board Memberships and Affiliations:
• Boston College, Associate Trustee
• The Greater Boston Chamber of Commerce, Director
• Mass. Development, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-America, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 23

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.
Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES BITETTO, Assistant Secretary since October 2004.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 4 investment companies (comprised of 23 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since 1996.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since July 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus BASIC
New York Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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